Exhibit 3.30
AMENDED AND RESTATED
BYLAWS OF NEENAH TRANSPORT, INC.
ADOPTED
October 23, 2006
     1. The number of directors of the corporation shall be no less than two (2) and no more than seven (7).
     2. An annual meeting of shareholders shall be held each year for the purpose of electing directors and conducting such other proper business as may come before the meeting. The date, time and place of the annual meeting may be determined by the board of directors or as set by the president of the corporation. The annual meeting of the newly elected board shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of the shareholders.
     3. Regular or special directors meetings may be held upon 48 hours written notice given in person or by e-mailing, telegraphing or depositing the same in the mail, addressed to each director at his or her address as set forth in the records of the corporation.
     4. Notice of any meeting of shareholders or directors may be waived, and actions by shareholders or directors may be taken by unanimous written consent without a meeting, as provided by the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes.
     5. The duties of the respective officers shall be such as usually pertain to their offices and such other duties as may be prescribed by the Board of Directors. The Board of Directors may delegate the duties of any officer to any other officer or to any assistant officer or other person designated by it for that purpose.
     6. These Bylaws may be amended by the Board of Directors or by the shareholders.